UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41669

Multi Ways Holdings Limited

(Translation of registrant’s name into English)

3E Gul Circle

Singapore 629633

+65 6287 5252

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 30, 2026, the board of directors of Multi Ways Holdings Limited, a Cayman Islands exempted company (the “Company”), approved (i) a reverse share split of the Company’s Class A ordinary shares and Class B ordinary shares at a ratio of 1-for-10 (the “Reverse Share Split”), such that (a) every ten (10) issued Class A ordinary shares of a par value of $0.00025 each will be combined into one (1) issued Class A ordinary share of a par value of $0.0025 each, (b) every ten (10) issued Class B ordinary shares of a par value of $0.00025 each will be combined into one (1) issued Class B ordinary share of a par value of $0.0025 each, and (c) any fractional shares will be rounded to the nearest whole share. As a result, the Company’s authorized share capital will be adjusted to US$2,500,000 divided into (a) 800,000,000 Class A ordinary shares with a par value of US$0.0025 each, (b) 100,000,000 Class B ordinary shares with a par value of US$0.0025 each and (c) 1,000,000,000 preferred shares with a par value of US$0.00025 each.

The Company’s Class A ordinary shares expect to begin trading on a post-split basis on NYSE American on February 23, 2026 under the current symbol “MWG”. The new CUSIP number following the Reverse Share Split is G6362F116.

On February 12, 2026, the Company issued a press release announcing the Reverse Share Split. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Multi Ways Holdings Limited

By:	/s/ Lim Eng Hock
Name:	Lim Eng Hock
Title:	Chief Executive Officer and Director

Date: February 12, 2026